NO ACT

PE
7-17-09


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


[redacted]

09012326

August 21, 2009

Ellen Oran Kaden
Senior Vice President
Law and Government Affairs
Campbell Soup Company
1 Campbell Place
Camden, NJ 08103


Received SEC
AUG 2 1 2009
Washington, DC 20549


Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8/21/09

Re: Campbell Soup Company
Incoming letter dated July 17, 2009

Dear Ms. Kaden:

This is in response to your letter dated July 17, 2009 concerning the shareholder proposal submitted to Campbell by Ethelyn Boddy. We also have received a letter from the proponent dated July 20, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ethelyn Boddy

*** FISMA & OMB Memorandum M-07-16 ***

August 21, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Campbell Soup Company
Incoming letter dated July 17, 2009

The proposal relates to "educating people about a healthy diet."

There appears to be some basis for your view that Campbell may exclude the proposal under rule 14a-8(i)(7), as relating to Campbell's ordinary business operations (i.e., the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if Campbell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Campbell relies.

Sincerely,

Raymond A. Be
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ethelyn Boddy

*** FISMA & OMB Memorandum M-07-16 ***

2009 JUL 27 PM 4:15

July 20, 2009

Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

*Re: Response to Campbell Soup Company – Shareholder Proposal Submitted by Ethelyn Boddy.*

SEC Staff Members:

Campbell's recognizes its products contain unhealthy levels of sodium. (This fact is established through their Wellness Initiatives.)

While the Company is using legal bases for denying my proposal, the crux of the differences between this proposal and Campbell administration seems to be in the efficiency with which the problem should be corrected.

Stockholders should have a choice of methods: The efficient, face-the-problem-and-correct-it method of this proposal, or their present "Step-Wise Reduction" method that indoctrinates a new generation with too much sodium and exposure to childhood hypertension while it "evolves." The only products my proposal specifically require to be changed are canned goods and foods marketed to children. *(See attached file-Boddy Response Exhibit A)*

CAMPBELL BASES FOR EXCLUSION

I. Proposal is False and Misleading and Contains Statements that are Vague and Indefinite.

On April 20, 2009, I submitted a 2300 word proposal to Campbell. They responded with the several items where my proposal was in error. On the day I received Campbell's letter of criticism, I corrected to 500 words and made all listed changes to comply with the rules. *(See Campbell Exhibit A)*
This establishes my willingness and ability to conform to the rules.

On May 18, 2009 Mr. John Furey phoned and then emailed me asking for a conference call with select Campbell staff. I emailed a response that because of my poor hearing and lack of fluent speech I preferred written communication. I asked to be told where my proposal was in error so that I could correct it. *(See attached file-Boddy Response Exhibit B)*
Campbell did not tell me that the proposal is false, misleading, vague, or indefinite. I was referred to Campbell's website with special instruction to access their information on sodium. This site describes what they are now doing to alleviate the salt situation.

Since Campbell initiated the contact, with the goal to instruct me, and I specifically asked: "send me what you want me to understand about where my proposal is in error" and I had already demonstrated my willingness and ability to conform, we may conclude that Campbell did NOT find my proposal false, misleading, vague or indefinite.

II. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

We need to understand the Ordinary Business Operations that brought us to the situation that both Campbell (through its wellness initiatives) and I (through my proposal) agree needs to be fixed.

A food company is made up of directors and senior executives, almost exclusively selected for their business acumen. While they unwittingly may be discussing the results of too much sodium in their diet as they sit around the board-room table talking of their recent heart attack, or hypertension medication, they have not had special training in nutrition.

For food expertise, trained dieticians, etc. are employed. These employee's, as they seek personal security, make their primary goals, pleasing the directors AND customers. No matter how well they are trained in good nutrition, they know their food must sell.

When it comes to food, customers want things flavorsome and good tasting. What is taste? Sweet, sour, bitter, salt. And each has its own nerve endings that register its particular response. There are no "nuances" with taste; the actual flavor of a food comes from other sensations—smell, feel, sight and even sound—the snap of a crisp apple or crunch of a potato chip.

Let's return to taste, specifically the taste buds sensitive to salt (and other sodium compounds). We establish a "level of expectancy" from the amount of salt we are accustomed to having. A little less than "level of expectancy" tastes flat, a little more tastes good. In an effort to please, a little more is added, establishing higher levels of expectancy, over and over, until salt and other sodium compounds in many of our foods has reached toxic amounts.

As food products are developed to accommodate mass harvesting, distribution and shelf life, flavor is frequently sacrificed. Abundant use of sodium compounds masks the lack of flavor. Thus, even greater use of sodium compounds has been encouraged. That is the situation with today's food companies. Sodium compounds are now in many foods in such great quantities, it exceeds most people's expectation or belief.

A point should be made here. If seven out of ten people want a product at a high sodium level that is what is produced. The three people who would prefer less sodium are forced into less healthy choices. (*Despite the fact it is very easy for people to add more salt if they want it, but impossible to take out if they don't.*) The Food Company does its Ordinary Business.

Campbell establishes itself as a leader with its "Wellness Initiatives" and a leader in championing the welfare of children. "Quality you have trusted for over 100 years." Now that the damage that high-sodium diets can cause has been better established, Campbell does not have the right to tout itself as a leader if it is willing only to settle for the limits of FDA and USDA recommendations. The "everybody else is doing it" is not a good excuse for a company that positions itself as a leader.

Campbell uses the American Heart Association Heart Check Mark. The general public believes the Heart Check Mark gives a "clean bill of health" to the product that has the mark on its label. This is placating many people who want a truly healthy diet and now believe they are getting it. But the Heart Check Mark accepts a compromise level, not a healthy level of sodium. 480 milligrams per single serving is a ridiculously high amount and unrelated to what percent of the total diet the single serving represents.

While my proposal did not accuse Campbell of mislabeling their products, the fact they made the accusation caused me to examine some of their labels more closely. A can of Campbell's Spaghetti (two helpings) contains 1900 mg. of sodium and 400 calories. 400 calories is 20% of a 2000 calorie diet and 1900 mg. is over 82% of a 2300 mg. sodium limit. **A single serving is listed as having 200 calories and 950 mg. 40% of the sodium.** They are using a higher-than-2300 mg. daily sodium standard to arrive at their percentage calculation.
Campbell used recommended adult levels of sodium to calculate percentages on the children's products in *Boddy Response Exhibit A*. And again, I notice they have used a number larger than 2300 to arrive at their percentages. **The table for Dietary Reference Intakes (DRI's) Tolerable upper Intake Levels (UL), Elements** Food and Nutrition Board, Institute of Medicine, National Academies lists **1900 mg. sodium for ages 4-8 years**, and **2200 mg. for ages 9-13**. *(See attached file-Boddy Response Exhibit C. The sodium column is marked with an arrow.)*

I find the precedent list Campbell cited amazing. So many stockholder proposals were disallowed. Fortunately, this proposal meets the limited circumstances requirement cited in the Campbell submission. **It definitely falls into the category of a product ingredient widely viewed in the scientific community as presenting a significant hazard to human health.**

According to the Center for Science in the Public Interest, reducing sodium consumption by half would save an estimated **150,000 lives per year**.
*But, if sodium consumption were decreased by half, as a people, **we would still be consuming far too much sodium.***

Rich people, if they choose, can have wholesome food, by hiring gardeners, cooks, etc. to grow and prepare – plain ordinary people do not have that privilege. People with time to selectively choose specialty items, shop for fresh vegetables, buy unsalted frozen vegetables, and read all the fine print on labels can prepare palatable food that does not greatly exceed sodium limits.

Elderly people who get to grocery shop once every two weeks and have limited access to fresh food and refrigeration should be able to buy canned foods in a convenient state of preparedness that does not contain toxic levels of sodium. Right now, such a supply is not available to them. **A diet mostly of canned foods forces a person to exceed today's recommended levels of sodium.** *(I repeat: It should be remembered, salt can always be added by people who want more, but can't be removed by people who don't.)*

A March 26, 2009 news release that I accessed through the American Heart Association website states that new data from the U.S. Centers for Disease Control and Prevention provides additional scientific evidence that the majority of Americans over the age of twenty should limit the amount of sodium they consume daily to **1500 milligrams to prevent and reduce high blood pressure.** This milligram limit is exceeded by one regular-size can (two helpings) of spaghetti. *(See Boddy Response Exhibit D.)*

## CONCLUSION

Campbell stockholders should be given the opportunity for voice in a problem of the severity of the sodium situation. It is a problem caused by the basic structure of Ordinary Business practice. Stockholders may want to remedy the situation in a timely fashion by informing the public, by providing a source of food (canned goods) that stays within recommended sodium limits, and by keeping foods marketed to children from having too much sodium.

Food Companies, including Campbell, are working toward reducing the excessive sodium in their products by a gradual method that, over years, hopes to retrain the American palate. They offer some products that conform to guidelines worked out in cooperation with the American Heart Association.

For years medical and dietary experts recognized the harm caused by too much sodium and have published informative studies that try to get people to reduce their sodium intake. Knowing these efforts have fallen on deaf ears, the American Heart Association has been willing to take whatever concessions it could get from food companies. It, after-all, is in the precarious situation of depending on the generosity of big companies for much of its financial support.

Please allow this proposal.

Respectfully

Ethelyn Boddy

Ethelyn Boddy

cc's: John Furey, Ellen Kaden, Kathleen Gibson

*Boddy Response, exhibit A* Products now marketed to children:

THE FOLLOWING ARE EXAMPLES OF CAMPBELL'S CURRENT EFFORTS AT SODIUM REDUCTION:

These products are chosen by parents who want wholesome food for their children.
1 serving contains **80** calories, that's **4%** of a 2000 calorie diet and **480** mg sodium, that's **20 %** of 2300 mg sodium per day. That's not much food, but a lot of salt.


Campbell's
25% LESS SODIUM
Kid Approved Taste
Kids Shapes
NET WT.
MIX SOUP + 1 CAN WATER
MEZCLE LA SOPA + 1 LATA DE AGUA
Nutrition Facts
Clip. Earn. Help Them Learn.
1 POINT VALUE


Campbell's
Disney
25% LESS SODIUM
Kid Approved Taste
Cool Shapes
NET WT.
MIX SOUP + 1 CAN WATER
MEZCLE LA SOPA + 1 LATA DE AGUA
Nutrition Facts
Clip. Earn. Help Them Learn.
1 POINT VALUE

This is an example of their regular product: One serving of this product contains **170** calories, Only **8 ½ %** of a 2000 calorie diet, and **630** mg. - **26 %** of 2300 mg. sodium per day.


Campbell's
SPAGHETTIOS
SHAPES
ORIGINAL
FULL SERVING OF VEGGIES
Disney
COOL SHAPES SHAPED PASTA IN TOMATO AND CHEESE SAUCE
NET WT. 15 OZ (425g)
READY IN 3 MINUTES!
MICROWAVE: Heat, covered, in medium microwavable bowl on HIGH 1 1/2 to 2 min. Careful, leave in microwave 1 min. Use potholders to remove from microwave. Stir
STOVE: Heat, stirring occasionally
CAMPBELL SOUP COMPANY CAMDEN, NJ U.S.A.
EARN FREE STUFF FOR YOUR SCHOOL!
1 POINT VALUE
Castle
Cinderella
Slipper
Belle
Crown
Ariel
Carriage
NO MSG
Nutrition Facts

*Boddy Response Exhibit B* John Furey email to Ethelyn Boddy

**From:** John Furey [mailto:john_furey@campbellsoup.com]
**Sent:** Monday, May 18, 2009 3:01 PM
**To:** *** FISMA & OMB Memorandum M-07-16 ***
**Subject:** Conference call to discuss your shareholder proposal

Dear Ms. Boddy,

As we discussed today during our phone call I am e-mailing you my contact information. Please let me know whether or not you want to set up a conference call to discuss your shareholder proposal. If you do want to schedule a conference call I plan to have the following two Campbell employees participate in the call:

Juli Mandel Sloves, Senior Manager, Nutrition and Wellness Communications

Steve Armstrong, Senior Food Law Counsel

Sincerely,

John Furey
Vice President and Corporate Secretary
Campbell Soup Company
1 Campbell Place
Camden, NJ 08103
Phone: (856) 342-6122
Fax: (856) 342-3889
john_furey@campbellsoup.com

*Boddy Response Exhibit B –cont* email from Ethelyn Boddy to John Furey

**From:** Ethelyn Boddy*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Thursday, May 21, 2009 10:01 AM
**To:** 'john_furey@campbellsoup.com'
**Subject:** Conference call to discuss shareholder proposal

Dear Mr. Furey

On reviewing your offer for a conference call, I believe both our interests will better be served if you and your colleagues will send me what you want me to understand about where my proposal is in error. You will need to comply promptly so I can submit a revised proposal before the June deadline.

I'm very thankful for your help in this matter, and I apologize for negating the conference call. I'm a few years past 80. My hearing is not 100% reliable, and sometimes I'll block when I want to recall a name or technical term. That is why I think written communication will be more efficient for us.

Email is fine. A PDF copy will retain the integrity of your communication.

FYI: I've finally learned, it's Campbell Soup Company, and Campbell's is the registered trademark. Right?

Respectfully

Ethelyn Boddy

*** FISMA & OMB Memorandum M-07-16 ***

## News Releases

### American Heart Association supports lower sodium limits for most Americans

DALLAS, March 26, 2009 – New data from the U.S. Centers for Disease Control and Prevention (CDC) provides additional scientific evidence that the majority of Americans over the age of twenty should limit the amount of sodium (salt) they consume daily to 1,500 milligrams (mg) to prevent and reduce high blood pressure. The new data are published in the March 26, 2009 issue of the CDC's *Mortality and Morbidity Weekly Report.*

"In light of new data from the CDC, which show that 69 percent of adults are salt sensitive, the need to reduce sodium consumption has become an even higher priority for our country's health," said Linda Van Horn, Ph.D., chair of the American Heart Association's Nutrition Committee and professor of Preventive Medicine at the Northwestern University Feinberg School of Medicine in Chicago.a

"The American Heart Association recommends that most people strive to lower the amount of sodium consumed daily to less than 1,500 mg, to prevent or manage high blood pressure, a major but modifiable risk factor for heart attack and stroke," Van Horn said. "The new CDC data adds to a growing body of scientific evidence that supports this recommendation – there are now a substantial number of scientific studies that show a direct relationship between salt intake and a rise in blood pressure. An upper limit of no more than 1,500 mg could significantly reduce the rate of high blood pressure in the United States."

The U.S. food supply contains excessive amounts of sodium (salt), which makes limiting sodium (salt) consumption to less than 1,500 mg difficult. According to the CDC report, Americans over the age of 2 consumed a daily average of 3,436 mg between 2005-2006, up from a daily average of 3,329 mg from 2001-2002.

In recognition of this fact, the American Heart Association is currently working with federal agencies to identify strategies to reduce the amount of sodium in the food supply and is encouraging food manufacturers and restaurants to reduce the sodium (salt) added to food by 50 percent over the next ten years.

In 2006, the American Heart Association acknowledged that a daily upper limit of no more than 1,500 mg is a good therapeutic goal to strive for to prevent and treat high blood pressure, but also suggested an interim goal of no more than 2,300 mg a day of sodium because the current food supply makes it difficult to achieve the lower number.

"The American Heart Association will continue to explore ways to help reduce the sodium content in our food supply," Van Horn said. "In the meantime, we urge all Americans to reduce the amount of sodium they consume, preferably to no more than 1,500 mg daily. It may be difficult, but adhering to this goal could significantly reduce blood pressure levels in the United States."

High salt diets have been linked to an increase in blood pressure and an increased risk for a number of cardiovascular diseases including heart disease and stroke.

- High blood pressure (HBP or hypertension) is defined as the top number (systolic) of a blood pressure reading as being 140 millimeters of mercury (mm Hg) or higher or the bottom number of a blood pressure reading (diastolic) of 90 mm Hg or higher.
- One in three adults in the United States has HBP (Hypertension. 2004; 44:398).
- Most of the sodium (salt) in the U.S. diet comes from processed foods, so consumers should be careful to read the Nutrition Facts Panel.
- 1,500 mg of sodium is between one-half and three-quarters of a teaspoon of salt. One teaspoon of salt equals about 2,300 mg of sodium. ###

CONTACT:
Darcy Spitz: (212) 878-5940
Kristi Manning; (214) 706-1538

Ethelyn Boddy

*** FISMA & OMB Memorandum M-07-16 ***

July 18, 2009

Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

***Re:Response to Campbell Soup Company - Shareholder Proposal Submitted by Ethelyn Boddy***

I have received the above referenced filing, and a response will be sent by US Mail.

Ethelyn Boddy

Ellen Oran Kaden
Senior Vice President
Law and Government Affairs

Campbell Soup Company
1 Campbell Place
Camden, NJ 08103

856.342.6125
856.342.5216 fax

ellen_kaden@campbellsoup.com

July 17, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

***Re: Campbell Soup Company – Shareholder Proposal Submitted by Ethelyn Boddy***

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Campbell Soup Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from Ethelyn Boddy (the "Proponent") for inclusion in the Company's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2009 Proxy Materials for the reasons discussed below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2009 Proxy Materials.

The text of the Proposal is set forth below. Attached as exhibits are additional correspondence between the Company and the Proponent relating to procedural requirements.

- A prior version of the Proposal dated April 20, 2009, which exceeded the 500 word limit under Rule 14a-8, is attached as *Exhibit A*.

- Correspondence to the Proponent from the Company dated May 6, 2009, regarding procedural requirements, is attached as *Exhibit B*.

- Correspondence from the Proponent to the Company dated May 7, 2009, containing a revised version of the Proposal and information provided by the Proponent to satisfy procedural requirements, is attached as *Exhibit C*.

The Company currently intends to file definitive copies of its 2009 Proxy Materials with the Commission on or about October 8, 2009.

**THE PROPOSAL**

The Proposal reads as follows:

**"RESOLVED**:

Campbell Soup Company (henceforth referred to as Our Company) will take a leadership role in educating people on healthy diet. Our Company will launch a campaign that puts it in the forefront of food companies by using its wonderful advertising techniques to explain what happens to products when consumer health comes first. For those customers who object to changes in products, a good ad campaign will make them feel empowered when they "season their own," and people who want a healthier diet can have it.

Our Company will not use language on the package labels to mislead the public or to encourage poor eating habits.

| |
|---|
| Example of the kind of labeling that will be eliminated:<br>A can of Swanson Broth headlines **"Cook with Swanson Broth Instead of Water"**<br>"*Creative cooks....know that Swanson Broth enhances the flavors of their everyday cooking because it's made from real chicken stock with just the right amount of vegetables and seasonings for rich, distinctive flavor.*" (Since one 14 ounce can of broth, 20 calories, contains 1920 mg of sodium including MSG – enough sodium for a whole day – it is likely provable the "real chicken stock" could be omitted and that would not interfere with the "flavor enhancement.") |

Our Company will not misinform in its printed advertising.

| |
|---|
| February Ad: Just add water and enjoy Campbell's Healthy Request condensed soups. 98% fat free, low in cholesterol, no MSG and **heart-healthy levels of sodium**.<br>The soup featured in the ad, one serving contained 60 calories and 480 mg. of sodium. That is 3% of a 2000 calorie diet and 20% of the sodium. That is NOT heart healthy levels of sodium. |

Our Company will not label products as "Healthy" unless they meet healthy standards, nor label "Low Salt" unless it is also low sodium. No product will be classified "Low Sodium" unless, in a single serving, the milligrams of sodium are equal to or less than half the number of calories.

Canned foods, the staple for the indigent and/or elderly, and foods targeted to children will have no more milligrams of sodium than calories per serving.

| |
|---|
| Today's conditions:<br>One serving of Campbell's condensed tomato soup (2.5 servings per can) contains 90 calories and 710 mg. of sodium. That is less than 5% of a 2000 calorie diet, and 30% of the sodium. Have a second helping and over half of the sodium for the day has been consumed. |

**FYI:**

American Heart Association Recommendation:

Healthy American adults should eat less than 2,300 milligrams of sodium a day

Statement from the Center for Science in the Public Interest:

Reducing sodium consumption by half would save an estimated 150,000 lives per year.

In 2010 FDA plans to recommend lower levels of sodium.

**Acknowledgements:**

Thanks for education information for this proposal.

Drusilla M. Banks, MS
Extension Specialist,
Food Science and Nutrition Programming
University of Illinois Extension at Wright College

Jean L. Sidwell, MLS
Associate Director of Learning Resources
Still Memorial Library
Kirksville Col. Osteopathic Medicine/ATSU"

## BASES FOR EXCLUSION

**The Company believes that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal contains materially false or misleading statements as well as vague and indefinite statements, and pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.**

### I. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is False and Misleading, and also Contains Statements that are Vague and Indefinite.

Rule 14a-8(i)(3) permits a company to exclude a proposal that violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Staff has indicated that a company may exclude statements contained in a proposal, or exclude a proposal in its entirety, where statements made in the proposal "directly or indirectly impugn...personal reputation" or are statements that a company "demonstrates objectively...are materially false and misleading." See *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). The Staff has stated further that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both." *See Staff Legal Bulletin No. 14* (July 13, 2001). The instant Proposal may be excluded on these grounds because it erroneously suggests that the Company misleads consumers about the sodium levels of its products and incorrectly asserts that the Company's products do not meet regulatory standards for identification as "healthy" or "low sodium."

The Company, together with its subsidiaries, is a global manufacturer and marketer of high-quality, branded convenience food products. The manufacture and marketing of food products is highly regulated in every country in which the Company does business. In the United States, the Company is subject to regulation by various government agencies, including the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Agriculture ("USDA") and the Federal Trade Commission, as well as various state and local agencies. The Company is also regulated by similar agencies outside the United States, and by voluntary organizations such as the National Advertising Division and the Children's Food and Beverage Advertising Initiative of the Council of Better Business Bureaus.

Over the centuries, salt has been used in foods in hundreds of ways. Based on its longstanding use in foods, it is Generally Recognized As Safe ("GRAS") by the FDA. The sodium derived from salt has not been shown to be harmful in individual foods. Rather, it is a nutrient that the human body needs, and that must be obtained through the diet. More than 15 years ago, under the authority of the Nutrition Labeling and Education Act ("NLEA"), the FDA evaluated the available scientific research and established the levels of sodium intake that, in its judgment, would help consumers maintain healthy diets. 58 Fed. Reg. 2493 (January 6, 1993). Almost thirteen years later, the FDA confirmed that this level of sodium intake continued to serve important public health goals. 70 Fed. Reg. 56830 (September 29, 2005).

The government regulations and policies that govern the Company's business include, *inter alia,* extensive prescriptions with respect to the labeling and advertising of its products. Detailed ingredient and nutritional information must appear on the label of a food product, disclosing, among other things, the level of sodium in each serving of the product. The Company takes great care to ensure that its labeling and advertising strictly comply with all FDA and USDA requirements. 480 mg of sodium per serving, which is 20% of the daily recommended value of sodium, is the limit that the FDA has established as a condition for allowing a claim that a product is healthy, 21 CFR §101.65, or a claim that a product can help prevent heart disease when used as part of a diet that is low in fat and cholesterol. 21 CFR §101.75; 58 Fed. Reg. 2494.

The Proposal strongly implies that the Company's labeling and advertising are misleading and inaccurate. Among other things, it states:

- "Our Company will not use language on its package labels to mislead the public or to encourage poor eating habits."
- "Our Company will not misinform in its printed advertising."
- "Our Company will not label products as 'Healthy' unless they meet healthy standards, nor label 'Low Salt' unless it is also low sodium."

Notwithstanding these inflammatory statements, the Proposal does not identify a single statement on a product label or in printed advertising by the Company that is false or misleading, that "misinforms" the consumer, or that fails to comply with applicable regulatory requirements.

- The Proposal incorrectly asserts that a label inviting consumers to cook with *Swanson* broth misleads them into over-consumption of sodium. In fact, the label of every product contains prominently placed, government-mandated "Nutrition Facts" which plainly disclose the per-serving level of sodium in the product. Consumers who choose to cook with *Swanson* broth have this information close at hand as they prepare their meals.

- The Proposal objects to a reference to "heart-healthy levels of sodium" in printed advertising for *Campbell's Healthy Request* condensed soups. It asserts that 480 mg of sodium per serving is not healthy. However, the pertinent FDA regulations are precisely to the contrary. 21 CFR § 101.14.

- In asserting that products should not be classified as "low sodium" unless the amount of sodium in a serving is less than or equal half the number of calories per serving, the Proposal would impose upon the Company a standard for "low sodium" claims that is inconsistent with FDA regulations. Pursuant to the NLEA, the FDA has based its requirements for a low sodium claim on the absolute amount of sodium in a serving, rather than the ratio of sodium to calories or any other nutrient. 21 CFR §101.61.

In short, the implication in the Proposal that the Company's use of the terms "healthy" and "low sodium" do not meet applicable standards is simply not true. The Proponent has developed her own standards for determining what food products are "healthy" and what levels of sodium should be characterized as "low sodium." In substance, she has asked that shareholders require the Company to declare that labeling or advertising that does not conform to the standards she has devised is misleading. In fact, the standards she has proposed are inconsistent with FDA requirements, and are standards that no other food manufacturing company would recognize.

Rule 14a-8(i)(3) further provides that a proposal may be excluded if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B.* The instant Proposal is also excludable on this basis. For example, the Proposal states: "Our Company will launch a campaign that puts it in the forefront of food companies by using its wonderful advertising techniques to explain what happens to products when consumer health comes first." It would be difficult for shareholders, management, or the Board of Directors to determine with any reasonable certainty the actions to be taken to satisfy this aspect of the Proposal. It is similarly unclear what the Proponent intends by the statement that "a good ad campaign will make them feel empowered when they 'season their own,' and people who want a healthier diet can have it." Statements such as these would make it difficult for shareholders to understand what they were voting for, and difficult for the Company to implement the Proposal if it were approved.

*Based on the false, misleading, vague and indefinite nature of the Proposal, we believe the Proposal may be properly excluded in its entirely under Rule 14a-8(i)(3).*

## II. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals that deal with matters relating to a company's ordinary business operations. The Commission has acknowledged that the policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." *See Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the Commission noted that the ordinary business exclusion rests on two central considerations:

(1) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and

(2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

Few tasks are more fundamental to management's ability to operate a food manufacturing business than decisions as to the specific ingredients that will be used in a company's products, the manner in which it will label its products, and the strategy for the advertising and promotion of its products. In determining the ingredients and marketing strategies to be used for any particular product, the Company takes account of a number of factors, such as government rules and regulations, consumer preferences, and the product's taste profile. Complying with applicable law and devising successful product advertising requires complex decisions by management and others.

The Proposal seeks to "micro-manage" the Company's business by dictating specific formulation, labeling and advertising decisions with respect to the Company's products – some of which, as noted above, are already dictated by FDA or USDA regulations or policies. For example, the Proposal asks that the shareholders require the Company to apply a specific ratio between calories and sodium content in all products in its portfolio that purport to be low in sodium, and a different specific ratio in products marketed to the elderly, to the indigent or to children. As detailed above, these proposed standards are inconsistent with legal and regulatory requirements. The ability to develop, label, advertise and promote products competitively and in compliance with existing regulatory standards is fundamental to management's ability to sell products that consumers will purchase, and to run the Company on a day-to-day basis. Shareholders are not in a position to make the informed judgments that are required to navigate such matters.

*The Proposal Seeks to Dictate How the Company Advertises its Products, which is a Matter of Ordinary Business.*

The Proposal asks the shareholders to require that the Company "take a leadership role in educating people on healthy diet" and "launch a campaign" through "its wonderful advertising techniques." It asserts that "a good ad campaign" will "empower" consumers, and that the Company "will not use language on the package labels to mislead" and "will not misinform in its printed advertising."

The Staff has consistently recognized that the manner in which a company decides to advertise its products -- whether through package labeling, printed advertisements or media campaigns -- is a matter of ordinary business operations, and that proposals relating to a company's advertising practices infringe on management's core responsibility to oversee business practices. Judgments regarding the allocation of marketing and advertising resources that will best promote a company and its products are a key management function. The Staff has recognized that marketing and consumer relations are ordinary business matters, and that proposals related to the content of a company's advertising concern decisions that are part of its ordinary business operations. *See, e.g., The Coca Cola Co.* (Jan. 21, 2009) (permitting exclusion of a proposal to provide a report evaluating new or expanded options to enhance transparency of information to consumers of bottled beverages) and *PG&E Corporation* (Feb. 14, 2007) (proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources).

*The Proposal Relates to Decisions on Product Labeling and Product Ingredients, which are Matters of Ordinary Business.*

The Staff has previously taken the position that shareholder proposals relating to the development of products and product lines, including the selection of ingredients and the marketing of such products in compliance with FDA regulations and state and federal legislation, are matters relating to a company's ordinary business within the meaning of Rule 14a-8(i)(7). *See, e.g., The Coca Cola Co.* (Jan. 22, 2007) (permitting exclusion of a proposal that the company stop using caffeine in its root beer and other beverages, and adopt specific requirements relating to labeling caffeinated beverages); *Walgreen Co.* (Oct.13, 2006) (allowing exclusion of a proposal to provide a report characterizing the ingredients of its cosmetics and personal care products); and *Seaboard Corp.* (Mar. 3, 2003) (permitting exclusion of a proposal relating to the type and amount of antibiotics given to healthy animals in meat production).

In certain limited circumstances, the Staff has deemed decisions relating to product ingredients to involve significant policy issues that are beyond the scope of a company's ordinary business operations. Thus, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See Exchange Act Release No. 40018 (May 21, 1998).* Proposals in this category have involved product ingredients that clearly presented, or were widely viewed in the scientific community as presenting, significant hazards to human health. For example, the Staff has not permitted the exclusion of proposals related to products containing PVC or pthalate, which are recognized as sources of potential human carcinogens that could be harmful to the environment. *See, e.g., Columbia/HCA Healthcare Corp,* (Mar. 30, 1999); *Baxter International Inc.* (Mar. 1, 1999); and *Universal Health Services Inc.* (Mar. 30, 1999). Other notable proposals relating to product labeling and ingredients that were determined not to be excludable concerned the use or identification of genetically-engineered food and crops. *See, e.g., McDonald's Corp.* (Mar. 22, 2000) (proposal requesting that the board adopt a policy to remove genetically-engineered crops or products from its product line until long-term testing has shown they are not harmful to humans, animals or the environment) and *PepsiCo., Inc.* (Mar. 2, 2007) (proposal requesting that the board adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically-engineered ingredients). The instant Proposal does not pertain to these types of ingredients.

More frequently, proposals that otherwise fall within the ordinary business operations of a company and relate to product ingredients have not been deemed to implicate issues of significant social policy. *See, e.g., The Coca-Cola Co.* (cited above); *H.J. Heinz Co.* (June 2, 1999) (permitting exclusion of a proposal requesting that the company stop adding a certain food coloring to its pickles). Even where a proposal involves decisions surrounding seemingly questionable ingredients, the Staff has allowed exclusion. *See., e.g. Wal-Mart Stores, Inc.* (Mar. 11, 2008) (proposal requesting that the company publish a report on the company's policies on nanomaterial product safety) and *Wal-Mart Stores, Inc.* (Mar. 24, 2006) (proposal requesting that the company publish a report evaluating its policies and procedures for minimizing customers' exposure to toxic substances in products). In *Walgreen Co.* (cited above), a proposal requesting a report concerning suspected carcinogens, mutagens, reproductive toxicants and certain other chemicals in the company's private label cosmetics and personal care product was found not to involve a significant policy issue and to be excludable as relating to the company's ordinary business operations. Notably, the proposal in *Walgreen* mentioned that specific types of FDA approvals were required with respect to the cosmetic products. The ingredients and materials the Company uses in manufacturing its products are regulated by the FDA. The extent to which the Company's products exceed the FDA's requirements is a matter related to the Company's ordinary business operations.

Similar to the proposals cited directly above, the subject matter of the Proposal at issue here deals with a type of product ingredient and method of product labeling that is part of the Company's ordinary business operations and does not satisfy the criteria considered to implicate a "significant policy issue." As noted above, salt has been used in foods for centuries, and the sodium derived from salt has long been recognized to be not only safe, but also a nutrient that the body requires.

*Because the Proposal pertains to ordinary business operations – i.e., product development, advertising and marketing -- that the Company's Board and management have been entrusted to oversee, and does not involve a matter of significant social policy, it is properly excludable under Rule 14a-8(i)(7).*

**CONCLUSION**

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposal from our 2009 Proxy Materials.

Finally, we note that the Proposal is cast as a directive to the Board of Directors and pertains to matters within the proper authority of the Company's Board and management under New Jersey law. Therefore, we respectfully request that the Staff require that the Proponent revise the Proposal as a recommendation in the event the Staff does not agree with the bases for exclusion contained above.

If you have any questions or need any additional information, please feel free to contact either Kathleen Gibson, Associate Corporate Secretary and Senior Corporate Counsel, at 856-342-8590 or kathleen_gibson@campbellsoup.com, or John Furey, Vice President and Corporate Secretary, at 856-342-6122 or john_furey@campbellsoup.com.

Sincerely,

Ellen Oran Kaden

Senior Vice President
Law and Government Affairs

cc: Ethelyn Boddy

Ethelyn Boddy

*** FISMA & OMB Memorandum M-07-16 ***



Exhibit A

April 20, 2009

Campbell's Soup Company
Corporate Secretary
1 Campbell Place
Camden, NJ 08103-1799

Re: Submission of Shareowner Proposal

Dear Corporate Secretary

I am a shareowner of 100 shares, and I am submitting a proposal.

It is presented as:

Resolution

FYI

Acknowledgements

The proposal pages, 1 through 3 are enclosed.

Respectfully

Ethelyn Boddy

Ethelyn Boddy

**Resolved:**

Campbell's Soup Company (henceforth referred to as Our Company) will take a leadership role in educating people on healthy diet and good eating habits. Our Company will launch a campaign that puts it in the forefront of food companies and will use the wonderful advertising systems and techniques it has in place to inform the public. For consumers who object to the necessary changes in the products, a good ad campaign will make them feel empowered that they can "season their own." Thus, people who opt for a healthier diet, and those who simply do not like the taste of over-salted and over-sugared foods will have foods they can eat.

Our Company will not use language on its package labels to mislead the public regarding the content of the product, or to encourage poor eating habits.

> Example of the kind of labeling that will be eliminated:
> Today, the label on a can of Swanson Broth headlines "**Cook with Swanson Broth Instead of Water**" "*Creative cooks . . . know that Swanson Broth enhances the flavors of their everyday cooking because it's made from real chicken stock with just the right amount of vegetables and seasonings for rich, distinctive flavor.*"
> (Since one 14 ounce can of broth, 20 calories, contains 1920 mg of sodium including MSG—enough sodium for a whole day—it is likely provable that the "real chicken stock" could be omitted and that would not interfere with the "flavor enhancement.")

Our Company will not misinform in its printed advertising.

> Example of printed misinformation:
> The ad during spring heart drive read: *Just add water and enjoy Campbell's Healthy Request condensed soups. 98% fat free, low in cholesterol, no MSG and* ***heart-healthy levels of sodium.***
> The soup featured in the ad, one serving contained 60 calories and 480 mg. of sodium. That is 3% of a 2000 calorie diet and 20% of the sodium. That is NOT heart-healthy levels of sodium.

Our Company will not label products as "Healthy" unless they meet healthy standards. Our Company will not label "Low Salt" unless it is also low sodium. No product will be classified "Low Sodium" unless, in a single serving, the milligrams of sodium are equal to or less than half the number of calories.

Canned foods, still the most available food source for the indigent and/or elderly, will meet the following requirements:
Fruits and vegetables will have no salt or other sodium compounds added. Vegetables will have no sugar added. All fruits will be available with no sugar added. Some fruits may be in light syrup. No fruits in heavy syrup. No sugar substitutes will be added.

Spaghettis, baked beans, soups, etc. will have no more milligrams of sodium than calories per serving.

| |
|---|
| Example of today's conditions:<br>Today, only a select few canned vegetables are available with no salt added. Most have been salted until one helping contains 10% or more of recommended daily limit of sodium. The salt and other sodium compounds in soups are extremely high. One serving of Campbell's condensed tomato soup (about 2.5 servings in a can) contains 90 calories and 710 mg. sodium. That is less than 5% of a 2000 calorie diet, and 30% of the sodium. Have a second helping and over half of the sodium for the day has been consumed.<br>One of kids favorites, Spaghettios and meatballs—a helping contains 240 calories and 660 mg. sodium. We ponder increase in childhood hypertension. |

**FYI:**

How did the sodium problem develop? With two identical foods except one had just a bit more salt, the one with more salt was judged tastier. If it had had a lot more salt it would have been judged "Ugh, too salty" so the competitive adding of salt, one company then the other, slowly grew through the years until it has reached today's unhealthy amounts.

Why are canned foods the most reliable source of food for the poor and/or elderly? Free-food pantries stock with canned goods. Elderly people sometimes have limited opportunity to shop. Quality of fresh produce deteriorates through harvest, shipping, storage, display, dehydration or over-watering, handling, flies, gnats, and toxic insect control. Frozen foods depend on good refrigerating equipment and no electrical outages.

Most salt-free or reduced-salt foods, when available, are more expensive. Low income families cannot afford them.

What happens when a healthy person eats too much sodium? A healthy body rids itself of the surplus sodium through expelling it from the kidneys. It is also expelling good nutrients like potassium and calcium that the body needs. Too much sodium may cause high blood pressure.

Many well-informed people have kept their diet clean and have not built up this desire for too much sodium. When they try to eat today's prepared soups or frozen dinners the food tastes much too salty. Foods that meet their requirements are very limited.

Many people are not well-informed, but once educated, would choose wholesome food if available.

People who are on low sodium diets have great difficulty in finding foods that meet their needs.

American Heart Association Recommendation:

Healthy American adults should eat less than 2,300 milligrams of sodium a day. This is about 1 teaspoon of sodium chloride (salt). To illustrate, the following are sources of sodium in the diet.

| | |
|---|---|
| 1/4 teaspoon salt | = 575 mg sodium |
| 1/2 teaspoon salt | = 1,150 mg sodium |
| 3/4 teaspoon salt | = 1,725 mg sodium |
| 1 teaspoon salt | = 2,300 mg sodium |
| 1 teaspoon baking soda | = 1000 mg sodium |

Statement from the Center for Science in the Public Interest:

Salt – sodium chloride - is perhaps the deadliest ingredient in the food supply. While a small amount of sodium is necessary for health, the amount in the typical American diet is a major cause of high blood pressure (hypertension). **Reducing sodium consumption by half would save an estimated 150,000 lives per year.**

In 2010 FDA plans to recommend lower levels of sodium.

Diabetics have difficulty in finding wholesome foods containing low levels of sugar.

**Acknowledgements:**

The following people furnished educational information for the preparation of this proposal.

Drusilla M. Banks, MS
Extension Specialist,
Food Science and Nutrition Programming
University of Illinois Extension at Wright College
4300 N. Narragansett Ave, Suite L-254
Chicago, IL 60634

Jean L. Sidwell, MLS.
Associate Director of Learning Resources
Still Memorial Library
Kirksville Col. Osteopathic Medicine/ ATSU
Our Mission: Consistent with the University's heritage as the founding school of osteopathic medicine, the mission of A.T. Still University is to educate students to become competent health care professionals who continuously develop and demonstrate compassion, integrity, and ability, while advancing osteopathic principles and philosophy. The institution is committed to scholarly inquiry that anticipates and addresses society's healthcare needs. The University encourages its constituencies to become leaders in improving community health and wellness with a comprehensive appreciation of the interaction of body, mind, and spirit.

JOHN J. FUREY
VICE PRESIDENT AND CORPORATE SECRETARY

Telephone: (856-342-6122)
Fax: (856-342-3889)
John_furey@campbellsoup.com

Campbell's

Campbell Soup Company
1 Campbell Place
Camden, NJ 08103

May 6, 2009

**VIA OVERNIGHT MAIL**

Ms. Ethelyn Boddy

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Boddy:

On April 24, 2009, we received your request to include a shareowner proposal in Campbell Soup Company's 2009 proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act, as amended, we hereby inform you of certain eligibility and procedural defects in your submission, as described below, that must be addressed. For your convenience, we have included a copy of Rule 14a-8 with this letter.

For you to be eligible to submit a proposal for consideration at our 2009 annual meeting of shareowners, Rule 14a-8 requires you to submit sufficient proof that you had continuous ownership of at least $2,000 in market value of the Company's shares for at least one year as of April 20, 2009. You must continue to hold the shares through the date of the meeting in November 2009. The Company's stock records do not indicate that you are the record owner of any Campbell stock. We have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted the proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of a written statement from the "record" holder of the proponent's shares (usually a broker or bank) verifying that, as of April 20, 2009, you continuously held the requisite number of Company shares for at least one year. You also must include a written statement that you intend to continue to hold the shares through the date of Campbell's annual meeting of shareowners.

Your letter included an additional defect. For a proposal to be eligible for submission for consideration at our 2009 annual meeting of shareowners, Rule 14a-8(d) requires that the proposal, including any supporting statement, not exceed 500 words. The proposal you have submitted is significantly over this word limit. You must submit a proposal that meets Rule 14a-8's 500-word limit.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at: Campbell Soup Company, 1 Campbell Place, Box 43A, Camden, NJ 08103. Alternatively, you may send your response to me via facsimile at 856-342-3889 or via e-mail at john_furey@campbellsoup.com.

If you have any questions with respect to the foregoing, please feel free to contact me at 856-342-6122. Thank you for your interest in Campbell Soup Company.

Sincerely,

John J. Furey
Vice-President & Corporate Secretary

Enclosure

cc: Cheryl Grant
Ellen Kaden

Exhibit C

Ethelyn Boddy

*** FISMA & OMB Memorandum M-07-16 ***

John J. Furey
Campbell Soup Company
1 Campbell Place
Box 43 A
Camden NJ 08103

Re: E. Boddy shareholder proposal received by Campbell representative April 24, 2009
& response from Campbell VIA OVERNIGHT MAIL received by E. Boddy May 7, 2009

Dear John J. Furey

Thank you for helping me to navigate through these somewhat complicated rulings.

My records show that in April, 2001 I purchased 100 shares of Campbell and paid $2941.95 (including broker charges), in May, 2004 the shares were converted to book entry. I scanned all figures I have available to me, and I have found no time that Campbell's has dropped below $20 per share during the past year, which meets the $2000 requirement. Campbell, through its shareholder services, deposits quarterly dividends to my account. I believe a recheck of your records will verify my ownership.

I, Ethelyn Boddy, during the next twelve months, will not sell the 100 shares of Campbell Soup Company that I now own, and have owned for the past eight years.

Ethelyn Boddy

Gene Culver (witness) 5-7-2009 (date)

My 497 word proposal is enclosed. The proposal is on two pages. I shall send a copy by certified mail, and also a FAX copy.

Respectfully

Ethelyn Boddy

Ethelyn Boddy

**Resolved:**
Campbell's Soup Company (henceforth referred to as Our Company) will take a leadership role in educating people on healthy diet. Our Company will launch a campaign that puts it in the forefront of food companies by using its wonderful advertising techniques to explain what happens to products when consumer health comes first. For those customers who object to changes in products, a good ad campaign will make them feel empowered when they "season their own," and people who want a healthier diet can have it.

Our Company will not use language on its package labels to mislead the public or to encourage poor eating habits.

> Example of the kind of labeling that will be eliminated:
> A can of Swanson Broth headlines "**Cook with Swanson Broth Instead of Water**" "*Creative cooks . . . know that Swanson Broth enhances the flavors of their everyday cooking because it's made from real chicken stock with just the right amount of vegetables and seasonings for rich, distinctive flavor.*"
> (Since one 14 ounce can of broth, 20 calories, contains 1920 mg of sodium including MSG—enough sodium for a whole day—it is likely provable the "real chicken stock" could be omitted and that would not interfere with the "flavor enhancement.")

Our Company will not misinform in its printed advertising.

> February Ad: *Just add water and enjoy Campbell's Healthy Request condensed soups. 98% fat free, low in cholesterol, no MSG and* ***heart-healthy levels of sodium.***
> The soup featured in the ad, one serving contained 60 calories and 480 mg. of sodium. That is 3% of a 2000 calorie diet and 20% of the sodium. That is NOT heart-healthy levels of sodium.

Our Company will not label products as "Healthy" unless they meet healthy standards, nor label "Low Salt" unless it is also low sodium. No product will be classified "Low Sodium" unless, in a single serving, the milligrams of sodium are equal to or less than half the number of calories.

Canned foods, the staple for the indigent and/or elderly, and foods targeted to children will have no more milligrams of sodium than calories per serving.

> Today's conditions:
> One serving of Campbell's condensed tomato soup (2.5 servings per can) contains 90 calories and 710 mg. sodium. That is less than 5% of a 2000 calorie diet, and 30% of the sodium. Have a second helping and over half of the sodium for the day has been consumed.

**FYI:**

American Heart Association Recommendation:

Healthy American adults should eat less than 2,300 milligrams of sodium a day.

Statement from the Center for Science in the Public Interest:

Reducing sodium consumption by half would save an estimated 150,000 lives per year.

In 2010 FDA plans to recommend lower levels of sodium.

**Acknowledgements:**
Thanks for educational information for this proposal.

Drusilla M. Banks, MS
Extension Specialist,
Food Science and Nutrition Programming
University of Illinois Extension at Wright College

Jean L. Sidwell, MLS.
Associate Director of Learning Resources
Still Memorial Library
Kirksville Col. Osteopathic Medicine/ ATSU